FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
ANNUAL REPORT
of
PROVINCE OF MANITOBA
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2009
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
DANIEL SULLIVAN
JOHN MCNAB
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022
Copies to:

ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	HUGH ELIASSON Deputy Minister of Finance Province of Manitoba Department of Finance Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

TABLE OF CONTENTS
SIGNATURE
EXHIBIT INDEX
Tables of Supplementary Information — III. Statement of Direct Funded Borrowings of the Province, as at March 31, 2010 and Tables of Supplementary Information — IV. Statement of Securities Guaranteed by the Province, as at March 31, 2010

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2009 as set forth in the pages attached hereto:
Exhibit 99.1 Tables of Supplementary Information — III. Statement of Direct Funded Borrowings of the Province, as at March 31, 2010 and Tables of Supplementary Information — IV. Statement of Securities Guaranteed by the Province, as at March 31, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on September 13, 2010.

Province of Manitoba
By:	/s/ Garry Steski
Garry Steski

EXHIBIT INDEX

Exhibit
Number	Description	Page

99.1	Tables of Supplementary Information — III. Statement of Direct Funded Borrowings of the Province, as at March 31, 2010 and Tables of Supplementary Information — IV. Statement of Securities Guaranteed by the Province, as at March 31, 2010